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                            July 21, 2023

       Fu-Feng Kuo
       Chief Executive Officer
       Jyong Biotech Ltd.
       23F, No. 95, Section 1, Xintai 5th Road,
       Xizhi District, New Taipei City,
       Taiwan, 221

                                                        Re: Jyong Biotech Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted July 5,
2023
                                                            CIK No. 0001954488

       Dear Fu-Feng Kuo:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 1

   1.                                                   We note your response
to prior comment 2. Please:
                                                            Revise the Summary
to explain briefly the terms    carotenoid    and    chylomicron    in
                                                           order to provide
context for your use of the term    carotenoid chylomicrons.
                                                            Revise the Business
section to identify clearly the active pharmaceutical ingredients and tell us whether
all active ingredients are    plant-derived.    In this regard, it is
                                                           unclear whether
PL, PF, PE, TC and BC    are active ingredients or biomarkers, and
                                                           whether these are
two-letter abbreviations used in the scientific community to
 Fu-Feng Kuo
Jyong Biotech Ltd.
July 21, 2023
Page 2
           represent a specific carotenoid, chylomicron, or something else.
2. We note your response to prior comment 3. Please revise the prospectus to disclose the information provided in your response. In addition, please identify AP-1 and AP-2, or advise. With regard to the third sentence, explain to us how two different ingredients can have the same composition.
Benign Prostatic Hyperplasia, page 91

3.    We note your revised disclosure on page 92 in response to prior comment
6. Regarding
      FDA Approval status of MCS-2, please revise the language so that it does not imply that
      FDA approval is forthcoming.
Overall summary and conclusions, page 105

4. We note your response to our prior comment 11 regarding having to conduct additional
      Phase I studies per FDA requirements. Please disclose why the FDA required additional
      Phase I studies.
       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameFu-Feng Kuo
                                                           Division of
Corporation Finance
Comapany NameJyong Biotech Ltd.
                                                           Office of Life
Sciences
July 21, 2023 Page 2
cc:       Yang Ge
FirstName LastName